UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

March 9, 2017

Mizuho Financial Group, Inc.

Changes of Directors, Audit & Supervisory Board Members and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Members of the Board of Directors, Audit & Supervisory Board Members and Executive Officers (including changes in their areas of responsibility, etc.) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Inquiries: Corporate Communications Department +81-3-5224-2026

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (Effective as of April 1, 2017)		Current Position

Koichi Iida	Member of the Board of Directors, Managing Executive Officer*1	Head of Strategic Planning Group	Member of the Board of Directors, Managing Executive Officer*1	Head of Financial Control & Accounting Group

Akira Sugano	Deputy President & Executive Officer*1	Head of Global Corporate Company	Senior Managing Executive Officer*1	Head of Global Corporate Company

Tsutomu Nomura	Managing Executive Officer*1	Head of Internal Audit Group	—

Takanori Nishiyama	Managing Executive Officer*1	Head of Compliance Group	—

Shuji Kojima	Managing Executive Officer*1	Head of Human Resources Group	Managing Executive Officer*2	Deputy Head of Internal Audit Group

Shinji Taniguchi	Managing Executive Officer*1	Head of Global Products Unit	Executive Officer*2	General Manager of Global Products Coordination Department

Makoto Umemiya	Managing Executive Officer*1	Head of Financial Control & Accounting Group	Executive Officer*2	General Manager of Financial Planning Department

Hiroshi Suehiro	Deputy President & Executive Officer*2	Head of the Americas	Senior Managing Executive Officer*2	Head of the Americas and In charge of Compliance with US FBO Regulation

Daisuke Yamada	Managing Executive Officer*2	Chief Digital Innovation Officer	Managing Executive Officer*1	Head of Global Products Unit and In charge of Incubation Project Team

Name	New Position (Effective as of April 1, 2017)		Current Position

Teiji Teramoto	Managing Executive Officer*2	In charge of Specific Business of Global Corporate Company	Managing Executive Officer*2	Head of Europe, Middle East and Africa

Shingo Asano	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company	—

Kouji Yonei	Managing Executive Officer*2	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Department	Executive Officer*2	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Department

Masatoshi Yoshihara	Managing Executive Officer*2	Deputy Head of Global Markets Company	—

Hisaaki Hirama	Managing Executive Officer*2	Deputy Head of Internal Audit Group	—

Naoto Takahashi	Managing Executive Officer*2	Joint Head of Strategic Planning Group and General Manager of Next-Generation IT Systems Coordination Project Team	Executive Officer*2	General Manager of Next-Generation IT Systems Coordination Project Team

Hiroshi Itabashi	Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company	—

Name	New Position (Effective as of April 1, 2017)		Current Position

Hiroshi Nagamine	Managing Executive Officer*2	Head of Europe, Middle East and Africa	—

Isao Nakamura	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company and Deputy Chief Digital Innovation Officer	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company and Deputy Head of Research & Consulting Unit

Toshiro Egawa	Managing Executive Officer*2	Deputy Head of Retail & Business Banking Company	—

Naoyuki Machinaga	Managing Executive Officer*2	Deputy Head of Research & Consulting Unit	—

Toshio Hirota	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company	—

Atsushi Takahashi	Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Products Unit, Deputy Head of Strategic Planning Group, Deputy Head of Financial Control & Accounting Group and Deputy Chief Digital Innovation Officer	Managing Executive Officer*2	Deputy Head of Global Corporate Company, Deputy Head of Global Products Unit and Deputy Head of Strategic Planning Group

Name	New Position (Effective as of April 1, 2017)		Current Position

Kenji Fujii	Managing Executive Officer*2	Deputy Head of Research & Consulting Unit and Deputy Head of Risk Management Group	—

Hideyuki Kawashima	Managing Executive Officer*2	Deputy Head of Internal Audit Group	—

Yuzo Kanamori	Managing Executive Officer*2	Deputy Head of Global Corporate Company and Deputy Head of Global Products Unit	Executive Officer*2	Deputy Head of Global Corporate Company and Deputy Head of Global Products Unit

Riki Shibata	Executive Officer*2	General Manager of Global Markets Coordination Department	—	General Manager of Global Markets Coordination Department

Bo Kusanagi	Executive Officer*2	General Manager of Asset Management Coordination Department	—	General Manager of Asset Management Coordination Department

Akihito Mochizuki	Executive Officer*2	General Manager of Planning Administration Department	—	General Manager of Planning Administration Department

Hiroyuki Iijima	Executive Officer*2	General Manager of Retail & Business Banking Coordination Department	—	General Manager of Retail & Business Banking Coordination Department

Masaomi Takada	Executive Officer*2	General Manager of Executive Secretariat	—	General Manager of Executive Secretariat

Name	New Position (Effective as of April 1, 2017)		Current Position

Shinya Uda	Executive Officer*2	General Manager of Global Talent Planning and Management Department	—	General Manager of Global Talent Planning and Management Department

Daisuke Horiuchi	Executive Officer*2	General Manager of Branch Banking Department	—	General Manager of Branch Banking Department

Takuya Ito	Executive Officer*2	General Manager of Global Corporate Coordination Department	—	General Manager of Global Corporate Coordination Department

Shusaku Tsuhara	Retired		Member of the Board of Directors, Senior Managing Executive Officer*1	Head of Compliance Group

Masayuki Yonetani	Retired		Senior Managing Executive Officer*1	Head of Internal Audit Group

Satoshi Ishii	Retired		Managing Executive Officer*1	Head of Human Resources Group

Yuusei Matsubara	Retired		Managing Executive Officer*2	In charge of Specific Business of Corporate & Institutional Company

Akihiro Nakanishi	Retired		Managing Executive Officer*2	In charge of Specific Business of Retail & Business Banking Company

Kazuya Kobayashi	Retired		Managing Executive Officer*2	In charge of Specific Business of Global Corporate Company

Name	New Position (Effective as of April 1, 2017)	Current Position

Masahiro Otsuka	Retired	Managing Executive Officer*2	Deputy Head of Retail & Business Banking Company

Takashi Saito	Retired	Managing Executive Officer*2	Deputy Head of Global Markets Company

Takashi Kamada	Retired	Managing Executive Officer*2	Deputy Head of Retail & Business Banking Company

Masahiro Miyamoto	Retired	Managing Executive Officer*2	Deputy Head of Corporate & Institutional Company

Hidefumi Kobayashi	Retired	Managing Executive Officer*2	Deputy Head of Research & Consulting Unit, Deputy Head of Financial Control & Accounting Group and Deputy Head of Risk Management Group

Masaya Usuha	Retired	Managing Executive Officer*2	Deputy Head of Internal Audit Group

(Note)	*1: Executive Officers as Defined in the Companies Act
*2: Executive Officers as Defined in Our Internal Regulations

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (Effective as of April 1, 2017)		Current Position

Shusaku Tsuhara	Deputy President and Deputy President & Executive Officer	Head of Business Promotion	Senior Executive Managing Director and Senior Managing Executive Officer	Head of Compliance Group

Takanori Nishiyama	Executive Managing Director and Managing Executive Officer	Head of Compliance Group	Managing Executive Officer	In charge of Banking

Koichi Iida	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group	Executive Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group

Makoto Umemiya	Executive Managing Director and Managing Executive Officer	Head of Financial Control & Accounting Group	Executive Officer	General Manager of Financial Planning Department

Masayuki Yonetani	Member of the Board of Directors		—

Hiroshi Suehiro	Deputy President & Executive Officer	Head of the Americas	Senior Managing Executive Officer	Head of the Americas

Takeshi Watanabe	Senior Managing Executive Officer	Head of Credit Group	Senior Managing Executive Officer	Co-Head of Credit Group

Tetsuhiko Saito	Senior Managing Executive Officer	Co-Head of Retail & Business Banking Division	—

Satoshi Ishii	Senior Managing Executive Officer	Head of Business Promotion and In charge of Banking	Managing Executive Officer	Head of Human Resources Group

Daisuke Yamada	Managing Executive Officer	In charge of Digital Innovation Department	Managing Executive Officer	Head of Global Products Unit

Name	New Position (Effective as of April 1, 2017)		Current Position

Yasuhisa Fujiki	Managing Executive Officer	In charge of Banking and In charge of Specific Global Corporations	Managing Executive Officer	In charge of Banking

Akira Nakamura	Managing Executive Officer	Head of Corporate & Institutional Division	Managing Executive Officer	Co-Head of Corporate & Institutional Division

Teiji Teramoto	Managing Executive Officer	Head of Global Corporate Division	Managing Executive Officer	Head of Europe, Middle East and Africa

Hiroshi Kisanuki	Managing Executive Officer	In charge of Banking (Located in Osaka)	Managing Executive Officer	In charge of Banking

Shingo Asano	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Managing Executive Officer	In charge of Banking (Located in Osaka)

Katsunori Tomita	Managing Executive Officer	In charge of Banking (Located in Nagoya)	Managing Executive Officer	In charge of Banking

Shuji Kojima	Managing Executive Officer	Head of Human Resources Group	Managing Executive Officer	Head of Internal Audit Group

Kouji Yonei	Managing Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Department	Executive Officer	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Department

Masatoshi Yoshihara	Managing Executive Officer	Co-Head of Global Markets Division	Executive Officer	General Manager of International Treasury Department

Name	New Position (Effective as of April 1, 2017)		Current Position

Hisaaki Hirama	Managing Executive Officer	Head of Internal Audit Group	Executive Officer	General Manager of Nagoya Corporate Banking Department

Masanobu Kobayashi	Managing Executive Officer	In charge of Banking and In charge of Specific Global Corporations	Executive Officer	General Manager of Americas Corporate Banking Department No.1

Shinji Taniguchi	Managing Executive Officer	Head of Global Products Unit	Executive Officer	General Manager of Global Products Coordination Department

Hidetoshi Tokumoto	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Hachioji Branch

Nobuhisa Zama	Managing Executive Officer	Joint Head of Credit Group	Executive Officer	General Manager of Credit Coordination Department

Naoto Takahashi	Managing Executive Officer	Joint Head of Strategic Planning Group	Executive Officer	General Manager for Strategic Planning Group

Hiroshi Itabashi	Managing Executive Officer	Co-Head of Retail & Business Banking Division	Executive Officer	General Manager of Corporate Banking Coordination Department

Hitoshi Kasama	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Corporate Banking Department No.15

Hiroshi Nagamine	Managing Executive Officer	Head of Europe, Middle East and Africa	Executive Officer	Joint Head of Europe, Middle East and Africa

Name	New Position (Effective as of April 1, 2017)		Current Position

Jun Hirose	Managing Executive Officer	In charge of Banking	Executive Officer	General Manager of Fukuoka Branch, General Manager of Fukuoka Branch Department No.1 and General Manager of Fukuoka Branch Department No.2

Luc Reynders	Executive Officer	General Manager of Europe Corporate Banking Department No.2	—	General Manager of Europe Corporate Banking Department No.2

Riki Shibata	Executive Officer	General Manager of Global Markets Coordination Department	—	General Manager of Global Markets Coordination Department

Yukinobu Maruyama	Executive Officer	General Manager of Tokyo-chuo Branch Department No.2	—	General Manager of Tokyo-chuo Branch Department No.2

Fumio Yamazaki	Executive Officer	General Manager of Americas Corporate Banking Department No.1	—	General Manager of Osaka Corporate Banking Department No.1

Ken Ashida	Executive Officer	General Manager of Corporate Banking Department No.18	—	General Manager of Shinjuku Corporate Banking Department

Yeow Kwang Guan	Executive Officer	General Manager of Asia & Oceania Administration Department	—	General Manager of Asia & Oceania Administration Department

Name	New Position (Effective as of April 1, 2017)		Current Position

Takashi Tomita	Executive Officer	General Manager of Corporate Strategy Department No.1	—	General Manager of Corporate Strategy Department No.1

Masayuki Sugawara	Executive Officer	General Manager of Bangkok Branch	—	General Manager of Corporate Banking Department No.7

Kenji Sugita	Executive Officer	General Manager of Nagoya Corporate Banking Department	—	General Manager of Corporate Banking Department No.14

Takahiro Tomitori	Executive Officer	General Manager of Fukuoka Branch, General Manager of Fukuoka Branch Department No.1 and General Manager of Fukuoka Branch Department No.2	—	General Manager of Branch Banking Department No.8

Yasuhiko Hashimoto	Executive Officer	Joint Head of Europe, Middle East and Africa, and Co-General Manager of Europe Structured Finance Department	—	Co-General Manager of Europe Structured Finance Department

Bo Kusanagi	Executive Officer	General Manager of Asset Management Coordination Department	—	General Manager of Asset Management Coordination Department

Name	New Position (Effective as of April 1, 2017)		Current Position

Yutaka Akutagawa	Executive Officer	General Manager of Corporate Banking Department No.4	—	General Manager of Corporate Banking Department No.4

Akihito Mochizuki	Executive Officer	General Manager of Planning Administration Department	—	General Manager of Planning Administration Department

Takashi Kawaguchi	Executive Officer	General Manager of Americas Treasury Department	—	General Manager of Americas Treasury Department

Hiroyuki Iijima	Executive Officer	General Manager of Retail & Business Banking Coordination Department	—

Yasuhiko Ushikubo	Executive Officer	General Manager of Industry Research Department	—	General Manager of Industry Research Department

Masaomi Takada	Executive Officer	General Manager of Executive Secretariat	—	General Manager of Executive Secretariat

Shinya Uda	Executive Officer	General Manager of Global Talent Planning and Management Department	—	General Manager of Global Talent Planning and Management Department

Daisuke Horiuchi	Executive Officer	General Manager of Branch Banking Department	—	General Manager of Branch Banking Department

Takuya Ito	Executive Officer	General Manager of Global Corporate Coordination Department	—	General Manager of Global Corporate Coordination Department

Name	New Position (Effective as of April 1, 2017)		Current Position

Angelo Aldana	Executive Officer	General Manager of Americas Legal & Compliance Department	—	General Manager of Americas Legal & Compliance Department

John Ho	Executive Officer	General Manager of Americas Credit Department	—	General Manager of Americas Credit Department

Nobuyuki Fujii	Retired		Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion

Hirohisa Kashiwazaki	Retired		Member of the Board of Directors

Tsutomu Nomura	Retired		Managing Executive Officer	Co-Head of Credit Group

Yuusei Matsubara	Retired		Managing Executive Officer	Co-Head of Corporate & Institutional Division and In charge of Banking

Hikaru Shimomura	Retired		Managing Executive Officer	In charge of Banking

Ryousuke Joukou	Retired		Managing Executive Officer	In charge of Banking

Akihiro Nakanishi	Retired		Managing Executive Officer	Co-Head of Retail & Business Banking Division

Kazuya Kobayashi	Retired		Managing Executive Officer	Head of Global Corporate Division

Masahiro Otsuka	Retired		Managing Executive Officer	Co-Head of Retail & Business Banking Division

Name	New Position (Effective as of April 1, 2017)	Current Position

Takashi Saito	Retired	Managing Executive Officer	Co-Head of Global Markets Division

Yutaka Abe	Retired	Executive Officer	General Manager for Global Corporate Division (Deputy CEO of Vietcombank)

Takashi Yonetsu	Retired	Executive Officer	General Manager of Treasury Department

Osamu Endo	Retired	Executive Officer	General Manager of Bangkok Branch

Ryuuichirou Oomori	Retired	Executive Officer	General Manager for Retail & Business Banking Division

Toshikazu Hiramatsu	Retired	Executive Officer	General Manager of Corporate Banking Department No.9

Name	New Position (Effective as of April 3, 2017)		Current Position

Shusaku Tsuhara	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Business Promotion	(Mentioned above)

For your reference, new directors are scheduled to be appointed as of April 1st, so that the Board of Directors with the newly appointed directors included is scheduled to appoint new representative directors as of April 3rd. Accordingly, Mr. Koji Fujiwara, who was originally announced on January 31st to be appointed as a representative director as of April 1st, is now scheduled to be appointed as a representative director as of April 3rd, the same day as Mr. Shusaku Tsuhara.

Name	New Position (to become effective in late June 2017)	Current Position

Toshinari Iyoda	Retired	Audit & Supervisory Board Member (full-time)

Makoto Kimura	Retired	Audit & Supervisory Board Member (full-time)

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (Effective as of April 1, 2017)		Current Position

Isao Nakamura	Managing Executive Officer	Head of Corporate & Institutional Division and Joint Head of Strategic Planning, Financial Control & Accounting Group	Managing Executive Officer	Head of Corporate & Institutional Division, Head of Research & Consulting Unit and Head of Consulting Business Unit

Tatsuya Nakamizo	Managing Executive Officer	In charge of Trust & Banking	Executive Officer	General Manager of Nagoya Branch

Toshiro Egawa	Managing Executive Officer	Head of Retail & Business Banking Division	Executive Officer	General Manager of Retail & Business Banking Coordination Department

Naoyuki Machinaga	Managing Executive Officer	Head of Research & Consulting Unit, Head of Consulting Business Unit and In charge of Trust & Banking	Executive Officer	General Manager of Business Department

Sumito Yasuhara	Executive Officer	General Manager of Trust Business Department V	—	General Manager of Trust Business Department V

Atsunori Tsurumaki	Executive Officer	General Manager of Nagoya Branch	—	General Manager of Trust Business Department VII

Shinichi Iwamura	Executive Officer	General Manager of Investment & Portfolio Management Coordination Department	—	General Manager of Investment & Portfolio Management Coordination Department

Name	New Position (Effective as of April 1, 2017)		Current Position

Kazuma Ohe	Executive Officer	General Manager of Real Estate Business Department IV	—	General Manager of Real Estate Business Coordination Department

Tomoyasu Kikuno	Executive Officer	General Manager of Fukuoka Branch	—	General Manager of Branch Administration Department

Shinya Matake	Executive Officer	General Manager of Corporate Planning Department	—	General Manager of Corporate Planning Department

Kazuyuki Akiyama	Executive Officer	General Manager of Trust Business Department VII	—	General Manager of Consulting Department

Makio Muramoto	Retired		Managing Executive Officer	In charge of Trust & Banking

Takashi Kamada	Retired		Managing Executive Officer	Head of Retail & Business Banking Division

Eijiro Yamanaka	Retired		Executive Officer	General Manager of Fukuoka Branch

Masanori Takahata	Retired		Executive Officer	General Manager of Real Estate Business Department II

Takashi Otsuka	Retired		Executive Officer	General Manager of Trust Business Department III

Name	New Position (to become effective in late June 2017)	Current Position

Tsuyoshi Hatsuzawa	Retired	Member of the Board of Directors

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (Effective as of April 1, 2017)		Current Position

Tatsufumi Sakai	President & CEO (Representative Director)		President & CEO (Representative Director)	Head of Global Investment Banking Division

Hiroto Koda	Deputy President (Representative Director) and Deputy President & Executive Officer	Head of Human Resources Group, In charge of Executive Secretariat, In charge of Markets Strategic Intelligence Dept. and Attached to Strategic Planning Group	Deputy President (Representative Director) and Deputy President & Executive Officer	In charge of Special Missions, Head of Human Resources Group, In charge of Executive Secretariat, In charge of Markets Strategic Intelligence Dept. and Attached to Strategic Planning Group

Yasuo Agemura	Deputy President and Deputy President & Executive Officer	Head of Global Markets and Head of Global Markets Division	Deputy President and Deputy President & Executive Officer	Head of Global Markets, Head of Global Markets Division and Head of Global Business & Markets

Toshio Hirota	Senior Executive Managing Director and Senior Managing Executive Officer	Head of Global Investment Banking Division	Managing Executive Officer	In charge of Global Investment Banking Business and In charge of Retail & Business Banking

Atsushi Takahashi	Executive Managing Director and Managing Executive Officer	Head of Global Finance, Head of Strategic Planning Group, Head of Financial Control & Accounting Group and In charge of Investment Dept.	Executive Managing Director and Managing Executive Officer	Head of Strategic Planning Group and In charge of Investment Dept.

Name	New Position (Effective as of April 1, 2017)		Current Position

Kenji Fujii	Executive Managing Director and Managing Executive Officer	Head of Global Risk Management, Head of Research & Consulting Unit, Head of Risk Management Group and In charge of Due Diligence Dept.	Member of the Board of Directors and Executive Officer	Head of Global Risk Management and Head of Risk Management Group

Hideyuki Kawashima	Executive Managing Director and Managing Executive Officer	SC Group Chief Audit Executive and Head of Internal Audit Group	Executive Officer	Head of Internal Audit Dept.

Yasuto Hamanishi	Senior Managing Executive Officer	Co-Head of Global Investment Banking Division and Head of Investment Banking Business Division	Managing Executive Officer	In charge of Retail & Business Banking

Sadamu Yoshida	Managing Executive Officer	In charge of Global Investment Banking Business and In charge of Retail & Business Banking	Managing Executive Officer	Joint Head of Retail & Business Banking Division (In charge of IB Business)

Hikaru Shimomura	Managing Executive Officer	Joint Head of Retail & Business Banking Division (In charge of Corporate Business)	—

Keiji Maruko	Managing Executive Officer	In charge of Global Investment Banking Business	Executive Officer	In charge of Global Investment Banking Business

Osamu Endo	Managing Executive Officer	In charge of Global Investment Banking Business	—

Jerry Rizzieri	Managing Executive Officer	Attached to Strategic Planning Group and President & CEO of Mizuho Securities USA Inc.	—	President & CEO of Mizuho Securities USA Inc.

Name	New Position (Effective as of April 1, 2017)		Current Position

Michiel de Jong	Managing Executive Officer	Attached to Strategic Planning Group and President & CEO of Mizuho International plc	—	President & CEO of Mizuho International plc

Takafumi Matake	Managing Executive Officer	Joint Head of Retail & Business Banking Division (In charge of Retail Business)	Executive Officer	Attached to Head of Retail & Business Banking Division

Toshikazu Hiramatsu	Managing Executive Officer	In charge of Global Investment Banking Business	—

Yuzo Kanamori	Managing Executive Officer	Head of Global Investment Banking and Head of Products Business Division	Executive Officer	Head of Global Investment Banking and Head of Products Business Division

Masahiro Ikeda	Executive Officer	Head of Area of Retail & Business Banking Division	Executive Officer	Head of Retail Business Division

Seiichiro Miyaoka	Executive Officer	Head of Global Syndicate and Head of Syndication Business Division	Executive Officer	Head of Global Syndicate, Head of Syndication Business Division and Head of Equity Syndication Dept.

Yasumitsu Mori	Executive Officer	Head of Area of Retail & Business Banking Division	—	General Manager, Branch Business Promotion

Hidetoshi Kaji	Executive Officer	Senior Corporate Officer (Attached to Head of Retail & Business Banking Division)	—	Senior Corporate Officer (Attached to Head of Retail & Business Banking Division)

Tatsuya Tsunoda	Executive Officer	In charge of Global Investment Banking Business	—	General Manager of Markets Strategic Intelligence Dept.

Sachie Kinugawa	Executive Officer	General Manager of Nagoya Branch	—	General Manager of Nagoya-Ekimae Branch

Hitoshi Imai	Executive Officer	Head of Area of Retail & Business Banking Division	—	General Manager, Branch Business Promotion

Name	New Position (Effective as of April 1, 2017)		Current Position

Atsushi Yamamoto	Executive Officer	In charge of Global Investment Banking Business	—	Joint Head of Products Business Division

Masahiro Kihara	Executive Officer	General Manager of Risk Management Dept.	—

Hirobumi Nakayama	Executive Officer	General Manager of Executive Secretariat	—	General Manager of Corporate Planning Dept.

Hiroshi Yoshizawa	Executive Officer	Co-Head of Fixed Income Business Division	—	Co-Head of Fixed Income Business Division

Takehiko Iida	Audit & Supervisory Board Member (full-time)		Executive Officer	General Manager of Osaka Sales Dept. II

Hidefumi Kobayashi	Retired		Executive Managing Director and Managing Executive Officer	Head of Global Finance, Head of Research & Consulting Unit, Head of Financial Control & Accounting Group and In charge of Due Diligence Dept.

Masaya Usuha	Retired		Executive Managing Director and Managing Executive Officer	SC Group Chief Audit Executive and Head of Internal Audit Group

Masahiro Miyamoto	Retired		Senior Managing Executive Officer	Co-Head of Global Investment Banking Division (Head of Business Promotion) and Head of Investment Banking Business Division

Tetsuhiko Saito	Retired		Senior Managing Executive Officer	Co-Head of Retail & Business Banking Division

Name	New Position (Effective as of April 1, 2017)	Current Position

Yoshio Shimizu	Retired	Managing Executive Officer	In charge of Global Investment Banking Business and Head of Corporate Finance & Advisory Dept.

Katsunori Nozawa	Retired	Managing Executive Officer	In charge of Global Investment Banking Business

Kentaro Akashi	Retired	Managing Executive Officer	Chairman of Mizuho Securities Asia Limited and In charge of Global Investment Banking Business

Takashi Hirakawa	Retired	Executive Officer	General Manager of Head Office Sales Dept. I

Yoshinobu Mori	Retired	Executive Officer	General Manager of Nagoya Branch

Sei Toyokawa	Retired	Audit & Supervisory Board Member (full-time)

Name	New Position (to become effective in late June 2017)	Current Position

Naomi Tsumura	Retired	Member of the Board of Directors

Management changes above are on the assumption that any permission required will be obtained from the relevant authorities.